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                            October 19, 2023

       Jay Burnham
       Chief Financial Officer
       Seaport Global Acquisition II Corp.
       360 Madison Avenue, 23rd Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition II Corp.
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 001-41075

       Dear Jay Burnham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended June 30, 2023

       Notes to Financial Statements
       Note 1-Organization and Business Operation, page 5

   1.                                                   We note disclosure on
page 7 that    In connection with the Meeting, the Company entered
                                                        into Voting and
Non-Redemption Agreements with certain stockholders of the Company holding an aggregate of
3,281,138 shares in exchange for their agreeing not to redeem shares of the Company
s common stock at the Meeting (collectively, the    Non-
                                                        Redemption Agreements
).    Please clarify for us why these shares appear to remain
                                                        classified as Class A
common stock subject to possible redemption. As part of your response, clarify for
us whether there was an accounting impact related to the term in these agreements that
provide for the allocation of up to 770,284 shares of common stock held by the Sponsor.
 Jay Burnham
FirstName LastNameJay   Burnham
Seaport Global Acquisition II Corp.
Comapany
October 19,NameSeaport
            2023         Global Acquisition II Corp.
October
Page 2 19, 2023 Page 2
FirstName LastName
Note 2-Significant Accounting Policies
Basis of Presentation, page 9

2. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made;
         otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Rule 10-01(b)(8) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation